BBVA Securities, Inc.'s Exemption Report

BBVA Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC) (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). Based on the guidance from the SEC Staff on January 14, 2016, the Company may file this Exemption Report because:

1. The Company self-cleared its financing transactions and a portion of its proprietary trading and customer business on a Delivery vs. Payment / Receive vs. Payment ("DVP/RVP") basis, while introducing the remainder of its proprietary trading and its customer transactions through another dealer on a fully disclosed basis pursuant to an exemption claimed under 15c3-3 (k)(2)(ii);
2. The Company did not maintain customer cash or margin accounts, did not hold customer free credit balances other than those associated with DVP/RVP transactions, and did not hold customer securities in safekeeping as per the Securities and Exchange Commission ("SEC") Rule 15c3-3; and
3. The Company acts as custodian for one of its bank affiliates ("bank affiliate") and is party to a Non-Conforming Subordination Agreement with the bank affiliate pursuant to which the bank affiliate is not considered a Customer or PAB account as defined in SEC Rule 15c-3-3.

To the best of its knowledge and belief, the Company states the following:

1. The Company met the identified circumstances mentioned above throughout the year ended December 31, 2017, except as described below.

   a. Certain checks payable from the introducing division of the firm were not promptly transmitted to the carrier and/or the firm's clearing firm by noon of the next business day following receipt:

BBVA Securities Inc.

Grupo **BBVA**

Checks and/ or securities were received after FedEx pick up time, which resulted in violation of prompt forwarding requirements			
Date Received	**Date Transmitted**	**No. of Checks/Securities**	**Total Amount**
2/1/2017	2/7/2017	1	500
2/1/2017	2/7/2017	1	300
2/1/2017	2/7/2017	1	125
2/3/2017	2/7/2017	1	10,160
2/24/2017	2/28/2017	1	5
3/10/2017	3/15/2017	1	1,630
2/22/2017	3/2/2017	1	$ 150
11/9/2017	11/13/2017	1	77
11/9/2017	11/13/2017	1	31
11/9/2017	11/13/2017	1	46
11/9/2017	11/13/2017	1	97

Delay in transmittal due to miscommunication with registered representative which resulted in violation of prompt forwarding requirements			
Date Received	**Date Transmitted**	**No. of Checks/Securities**	**Total Amount**
4/6/2017	4/10/2017	1	$60,000
9/11/2017	9/14/2017	1	$96,133
9/11/2017	9/14/2017	1	$96,133

BBVA Securities, Inc.

I, Diane Gigliotti, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Financial Officer

February 28, 2018